UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-34103
SPSS INC.

(Exact name of registrant as specified in its charter)
233 South Wacker Drive, Chicago, Illinois 60606      Telephone: (312) 651-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
Common Stock Purchase Rights
2.50% Convertible Subordinated Notes due 2012

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:

Class of Security	Approximate Number of Holders
Common Stock, par value $0.01 per share	1
Common Stock Purchase Rights	0
2.50% Convertible Subordinated Notes due 2012	15

Pursuant to the requirements of the Securities Exchange Act of 1934, SPSS Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SPSS INC.

	By:	/s/ Raymond H. Panza

Raymond H. Panza
Executive Vice President, Corporate Operations,
Dated: October 2, 2009	Chief Financial Officer and Secretary